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Sophia Hudson

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4762 tel 212 701 5762 fax sophia.hudson@davispolk.com

June 10, 2015

Re:	Biotie Therapies Corp.

Registration Statement on Form F-1

Filed June 4, 2015

File No. 333-204147

CONFIDENTIAL

Mr. Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Riedler,

On behalf of our client, Biotie Therapies Corp., a Finnish public company with limited liability (the “Company”), we are submitting this letter in connection with the review by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form F-1, as amended (the “Registration Statement”). This letter follows our telephone conversation on June 8, 2015 with respect to the assumptions included in Section 2(h) of Exhibit 5.1 to the Registration Statement. Please see below for an explanation of each of the assumptions, including how the assumptions have been revised in the amended Exhibit 5.1 that the Company has filed today with an amended Registration Statement:

(i)	a sufficient number of Offer Shares and Selling Shareholder Shares will be available for issuance and sale,

Response: This assumption has been deleted from the revised opinion.

(ii)	the Registration Statement is effective and will continue to be effective,

Response: This assumption has been deleted from the revised opinion.

(iii)	the offering and issuance of and payment for the Offer Shares will be in accordance with the Registration Statement,

Response: This assumption has been deleted from the revised opinion.

(iv)	the consideration received for the issuance of the Offer Shares will not be less than the subscription price of the Offer Shares,

Response: At the time of issuing the opinion the Company has not yet received the subscription price for the Offer Shares, the full amount of which under Finnish law must be paid to the Company’s bank account before the Company may issue the shares.

This assumption has been replaced with the following assumption in the revised opinion:

“the Offer Shares will be issued and delivered against payment therefore in accordance with the terms of the underwriting agreement referred to in the prospectus that is part of the Registration Statement (the “Underwriting Agreement”)”.

(v)	to the extent applicable, the Offer Shares will be issued in accordance with the Finnish Limited Liability Companies Act (including, for avoidance of doubt, Chapters 1, 5 and 9 thereof),

Response: Hannes Snellman Attorneys Ltd (“Hannes Snellman”), Finnish counsel of the Company, informs us that it may not at any time opine on any facts requiring the assessment of the Company, such as the below mentioned assessments (such assessment provided for under Chapter 1 and 9 of the Finnish Limited Liability Companies Act):

that there is a weighty financial reason for the Company to issue the Offer Shares contemplated by the Underwriting Agreement and that the decision by the Board of Directors of the Company on the issuance of the Offer Shares will benefit the Company and all of its shareholders.

Further, at the time of issuing the opinion the Board of Directors has not made the final resolution of the issuance of the Offer Shares and such Offer Shares have not been registered with the Finnish Trade Register, which are requirements under Chapter 9 of the Finnish Limited Liability Companies Act for the valid issuance of the Offer Shares. The Offer Shares will be registered with the Finnish Trade Register once the Offer Shares have been fully paid, the Company has received the funds in its account and the Company’s auditor has furnished a certificate to Hannes Snellman confirming that the funds have been deposited in the Company’s account.

This assumption has been replaced with the following assumptions in the revised opinion:

“that there is a weighty financial reason for the Company to issue the Offer Shares contemplated by the Underwriting Agreement and that the decision by the Board of Directors of the Company on the issuance of the Offer Shares will benefit the Company and all of its shareholders and that no objections have been or will be made to revoke such decision, or to declare it null and void”; and

“that the Offer Shares have been or will be registered with the Finnish Trade Register and entered into the Finnish book-entry securities system maintained by Euroclear Finland”.

(vi)	the Offer Shares will have been offered, issued and accepted by their subscribers in accordance with all applicable laws (including, for the avoidance of doubt, Finnish law), and

Response: This assumption has been deleted from the revised opinion.

(vii)	the issuance of the Offer Shares and sale of the Selling Shareholders Shares will not violate any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company.

Response: This assumption has been deleted from the revised opinion.

Please note that the second to last paragraph of Exhibit 5.1 has been revised to reflect that reliance on the opinion is not limited solely to the Company.

Please do not hesitate to contact me at (212) 450-4762, (212) 701-5762 (fax) or sophia.hudson@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Sophia Hudson

Sophia Hudson

cc:	Via E-mail

Timo Veromaa, President and Chief Executive Officer

David Cook, Chief Financial Officer

Biotie Therapies Corp.